N E T W O R K 1 F I N A N C I A L S E C U R I T I E S , I N C .

July 26, 2017

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Dragon Victory International Limited
Registration Statement on Form F-1 (SEC File No. 333-214932)

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Dragon Victory International Limited that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. (EDT), July 28, 2017 or as soon thereafter as practicable.

Very truly yours,

BOUSTEAD SECURITIES, LLC

By: /s/ Keith Moore

Name: Keith Moore

Title: CEO

NETWORK 1 FINANCIAL SECURITIES, INC.

By: /s/ Damon D. Testaverde

Name: Damon D. Testaverde

Title: Managing Director

Members FINRA & SIPC

Boustead Securities, LLC 898 N. Sepulveda Blvd., Suite 475 El Segundo, CA 90245 (949) 233-7869	Network 1 Financial Securities, Inc. The Galleria, 2 Bridge Avenue, Building 2, Red Bank, NJ 07701 (732) 758-9001